                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)

                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

    For Fiscal Year Ended DECEMBER 31, 1997   Commission file number 0-1121

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)





                        SOUTHERN CALIFORNIA WATER COMPANY
                          INVESTMENT INCENTIVE PROGRAM
--------------------------------------------------------------------------------
              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)


                                              OF


                        SOUTHERN CALIFORNIA WATER COMPANY
                           630 EAST FOOTHILL BOULEVARD
                           SAN DIMAS, CALIFORNIA 91773
--------------------------------------------------------------------------------
             (Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office)

                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM

                                      INDEX



                                                                                            Page
                                                                                            ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS..................................................    2

FINANCIAL STATEMENTS
     Statements of Net Assets Available for Plan Benefits as of December 31,
     1997 and 1996........................................................................    3

     Statement of Changes in Net Assets Available for Plan Benefits for the Year
     Ended December 31, 1997..............................................................    5


NOTES TO FINANCIAL STATEMENTS.............................................................    6

SUPPLEMENTAL SCHEDULES

I:      Item 27a - Schedule of Assets Held for Investment Purposes as of
        December 31, 1997.................................................................   12

II:     Item 27b - Schedule of Loans or Fixed Income Obligations as of December
        31, 1997..........................................................................   13

III:    Item 27d - Schedule of Reportable Transactions for the Year Ended
        December 31, 1997.................................................................   14

 NOTE: All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
  Southern California Water Company
  Investment Incentive Program:

We have audited the accompanying statements of net assets available for plan benefits of the SOUTHERN CALIFORNIA WATER COMPANY INVESTMENT INCENTIVE PROGRAM (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedules I, II and III listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                       ARTHUR ANDERSEN LLP

June 25, 1998
Los Angeles, California

                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1997


                                        Non-Participant
                                           Directed                     Participant Directed
                                         ------------   --------------------------------------------------------
                                            Southern      Southern     Wells Fargo                    INVESCO
                                           California    California       Stable      Wells Fargo      Select
                                         Water Company  Water Company     Asset         S&P 500        Income
                                          Stock Fund     Stock Fund       Fund        Stock Fund        Fund
                                         ------------   ------------   -----------   ------------    -----------
ASSETS:
  Investments, at fair value:
    Southern California Water Company
    Common Stock                         $ 5,380,213    $ 3,104,681    $        --    $        --    $        --
    Value of Interest in
      Common/Collective Trusts                    --             --      1,085,351      1,107,389             --
    Value of Interest in
      Registered Investment Companies             --             --             --             --        441,526
    Participant Loans                             --             --             --             --             --
                                         -----------    -----------    -----------    -----------    -----------
          Total investments                5,380,213      3,104,681      1,085,351      1,107,389        441,526
                                         -----------    -----------    -----------    -----------    -----------
  Receivables:
    Employer Contributions                    60,382             --             --             --             --
    Employee Contributions                        --         25,248         12,985         18,439          7,779
    Accrued Investment Income                     --             --          5,430             --          2,445
                                         -----------    -----------    -----------    -----------    -----------
          Total receivables                   60,382         25,248         18,415         18,439         10,224
                                         -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:  $ 5,440,595    $ 3,129,929    $ 1,103,766    $ 1,125,828    $   451,750
                                         ===========    ===========    ===========    ===========    ===========


                                                           Participant Directed
                                           --------------------------------------------------------
                                                                          Westcore
                                            Strong        Strong      Intermediate
                                         Opportunity   Total Return     Term Bond     Participant
                                             Fund           Fund           Fund           Loans         Total
                                         -----------    -----------    -----------    -----------    -----------
ASSETS:
  Investments, at fair value:
    Southern California Water Company
    Common Stock                         $        --    $        --    $        --    $        --    $ 8,484,894
    Value of Interest in
      Common/Collective Trusts                    --             --             --             --      2,192,740
    Value of Interest in
      Registered Investment Companies      1,704,679        539,024        383,924             --      3,069,153
    Participant Loans                             --             --             --        901,682        901,682
                                         -----------    -----------    -----------    -----------    -----------
          Total investments                1,704,679        539,024        383,924        901,682     14,648,469
                                         -----------    -----------    -----------    -----------    -----------
  Receivables:
    Employer Contributions                        --             --             --             --         60,382
    Employee Contributions                    25,484          8,382          6,567             --        104,884
    Accrued Investment Income                     --              1             --             --          7,876
                                         -----------    -----------    -----------    -----------    -----------
          Total receivables                   25,484          8,383          6,567             --        173,142
                                         -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:  $ 1,730,163    $   547,407    $   390,491    $   901,682    $14,821,611
                                         ===========    ===========    ===========    ===========    ===========


         The accompanying notes are an integral part of this statement.

                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1996


                                        Non-Participant
                                            Directed                        Participant Directed
                                           -----------    --------------------------------------------------------
                                             Southern       Southern      Wells Fargo                    INVESCO
                                            California     California        Stable     Wells Fargo      Select
                                          Water Company   Water Company      Asset        S&P 500        Income
                                           Stock Fund      Stock Fund        Fund       Stock Fund        Fund
                                           -----------    -----------    -----------    -----------    -----------
ASSETS:
  Investments, at fair value:
    Southern California Water Company
      Common Stock                         $ 3,911,179    $ 2,577,116    $        --    $        --    $        --
    Value of Interest in
      Common/Collective Trusts                      --             --        889,771        574,290             --
    Value of Interest in
      Registered Investment Companies               --             --             --             --        353,047
    Participant Loans                               --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------
          Total investments                  3,911,179      2,577,116        889,771        574,290        353,047
                                           -----------    -----------    -----------    -----------    -----------
  Receivables:
    Employer Contributions                      83,165             --             --             --             --
    Employee Contributions                          --          4,952         13,135          6,736          4,674
    Accrued Investment Income                       --            410          4,272             --          2,045
                                           -----------    -----------    -----------    -----------    -----------
          Total receivables                     83,165          5,362         17,407          6,736          6,719
                                           -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:    $ 3,994,344    $ 2,582,478    $   907,178    $   581,026    $   359,766
                                           ===========    ===========    ===========    ===========    ===========


                                                                 Participant Directed
                                             --------------------------------------------------------
                                                                           Westcore
                                                Strong        Strong     Intermediate
                                             Opportunity   Total Return    Term Bond      Participant
                                                 Fund          Fund           Fund           Loans          Total
                                             -----------    -----------    -----------    -----------    -----------
ASSETS:
  Investments, at fair value:
    Southern California Water Company
      Common Stock                           $        --    $        --    $        --    $        --    $ 6,488,295
    Value of Interest in
      Common/Collective Trusts                        --             --             --             --      1,464,061
    Value of Interest in
      Registered Investment Companies          1,171,858        325,314        321,399             --      2,171,618
    Participant Loans                                 --             --             --        483,182        483,182
                                             -----------    -----------    -----------    -----------    -----------
          Total investments                    1,171,858        325,314        321,399        483,182     10,607,156
                                             -----------    -----------    -----------    -----------    -----------
  Receivables:
    Employer Contributions                            --             --             --             --         83,165
    Employee Contributions                        15,281          3,868          4,353             --         52,999
    Accrued Investment Income                         --             --             --             --          6,727
                                             -----------    -----------    -----------    -----------    -----------
          Total receivables                       15,281          3,868          4,353             --        142,891
                                             -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:      $ 1,187,139    $   329,182    $   325,752    $   483,182    $10,750,047
                                             ===========    ===========    ===========    ===========    ===========


         The accompanying notes are an integral part of this statement.

                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                        Non-Participant
                                            Directed                        Participant Directed
                                           -----------     ---------------------------------------------------------
                                             Southern        Southern       Wells Fargo                    INVESCO
                                            California      California         Stable     Wells Fargo      Select
                                          Water Company    Water Company       Asset        S&P 500        Income
                                           Stock Fund       Stock Fund         Fund       Stock Fund        Fund
                                           -----------     -----------     -----------    -----------    -----------
ADDITIONS:
  Contributions:
    Employee                               $        --     $   366,581     $   182,675    $   215,891    $   106,562
    Employer                                   786,386              --              --             --             --
                                           -----------     -----------     -----------    -----------    -----------
          Total contributions                  786,386         366,581         182,675        215,891        106,562
                                           -----------     -----------     -----------    -----------    -----------
  Investment income:
    Interest and dividends                     215,805         178,844          58,295             42         37,924
    Net appreciation (depreciation) in
      fair value of investments                606,140         478,220              --        221,177          6,960
                                           -----------     -----------     -----------    -----------    -----------
          Total investment income              821,945         657,064          58,295        221,219         44,884
                                           -----------     -----------     -----------    -----------    -----------
          Total additions                    1,608,331       1,023,645         240,970        437,110        151,446
                                           -----------     -----------     -----------    -----------    -----------
DEDUCTIONS:
  Benefits paid to participants                144,129          88,337          94,575          6,703         16,812
                                           -----------     -----------     -----------    -----------    -----------
          Total deductions                     144,129          88,337          94,575          6,703         16,812
                                           -----------     -----------     -----------    -----------    -----------

TRANSFERS BETWEEN FUNDS                        (17,951)       (387,857)         50,193        114,395        (42,650)
                                           -----------     -----------     -----------    -----------    -----------

NET INCREASE                                 1,446,251         547,451         196,588        544,802         91,984

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                        3,994,344       2,582,478         907,178        581,026        359,766
                                           -----------     -----------     -----------    -----------    -----------
    End of year                            $ 5,440,595     $ 3,129,929     $ 1,103,766    $ 1,125,828    $   451,750
                                           ===========     ===========     ===========    ===========    ===========


                                                                     Participant Directed
                                               -----------------------------------------------------------
                                                                               Westcore
                                                  Strong         Strong      Intermediate
                                               Opportunity    Total Return     Term Bond       Participant
                                                   Fund           Fund            Fund            Loans          Total
                                               -----------     -----------     -----------     -----------    -----------
ADDITIONS:
  Contributions:
    Employee                                   $   352,614     $    99,237     $    90,258     $        --    $ 1,413,818
    Employer                                            --              --              --              --        786,386
                                               -----------     -----------     -----------     -----------    -----------
          Total contributions                      352,614          99,237          90,258              --      2,200,204
                                               -----------     -----------     -----------     -----------    -----------
  Investment income:
    Interest and dividends                         231,713         114,740          19,263          61,544        918,170
    Net appreciation (depreciation) in
      fair value of investments                     72,244         (26,788)          6,647              --      1,364,600
                                               -----------     -----------     -----------     -----------    -----------
          Total investment income                  303,957          87,952          25,910          61,544      2,282,770
                                               -----------     -----------     -----------     -----------    -----------
          Total additions                          656,571         187,189         116,168          61,544      4,482,974
                                               -----------     -----------     -----------     -----------    -----------
DEDUCTIONS:
  Benefits paid to participants                     20,036          17,457          23,361              --        411,410
                                               -----------     -----------     -----------     -----------    -----------
          Total deductions                          20,036          17,457          23,361              --        411,410
                                               -----------     -----------     -----------     -----------    -----------

TRANSFERS BETWEEN FUNDS                            (93,511)         48,493         (28,068)        356,956             --
                                               -----------     -----------     -----------     -----------    -----------

NET INCREASE                                       543,024         218,225          64,739         418,500      4,071,564

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                            1,187,139         329,182         325,752         483,182     10,750,047
                                               -----------     -----------     -----------     -----------    -----------
    End of year                                $ 1,730,163     $   547,407     $   390,491     $   901,682    $14,821,611
                                               ===========     ===========     ===========     ===========    ===========


         The accompanying notes are an integral part of this statement.

                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



1.      Plan Description

        The following description of the Southern California Water Company Investment Incentive Program (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General

        The Plan is a defined contribution plan established by the Southern California Water Company (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

        Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the "PAYSOP") for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee maintains a separate account for the net assets which were transferred from the PAYSOP.

        Plan Administration

        Under a trust agreement dated May 4, 1988, Wells Fargo Bank, N.A. (formerly First Interstate Bank) was appointed trustee for the Plan (the "Trustee"). The Plan is administered by the Investment Incentive Program Committee (the "Plan Administrator"), which is appointed by the Company's Board of Directors.

        Eligibility

        Effective January 1, 1996 any employee who has completed a period of service of 30 consecutive days is eligible to participate in the Plan.

        Contributions

        Effective January, 1, 1996, eligible employees can contribute an amount between one percent and fifteen percent of compensation, as defined in the Plan document. In addition, the Company provides matching contributions of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant. Under the terms of the Plan, employer matching contributions are invested in the Southern California Water Company Stock Fund.

        Vesting

        Participants are fully vested in all employer matching contributions made to their account and the earnings thereon. Accordingly, there are no forfeited non-vesting accounts as of December 31, 1997 and 1996.

        Distribution of Benefits

        Participants' benefits under the Plan become distributable upon severance from service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their accounts as of the end of the next calendar quarter. The value of benefits distributable to participants not electing deferral is based upon amounts credited to the participants' accounts under the Plan as of the end of the next preceding calendar quarter, except as described below.

        A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of his/her deferral account or total unwithdrawn deferral contributions after the participant has attained age 59-1/2. Such a distribution shall be permitted only once every two years while the participant remains as an employee. In addition, subject to the approval of the Plan's administrator, withdrawals from the participant's deferral account may be permitted before age 59-1/2 to meet a financial hardship.

        Participant Accounts

        Individual accounts are maintained for each of the Plan's participants to reflect the participants' contributions and related employer matching contributions, as well as the participants' share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

2.       Investment Options

        Participants may direct their contributions and any related earnings into various investment options. Participants may change their investment elections on a daily basis, in full percent increments. Participants may not direct the investment of employer matching contributions. Employer contributions and the net assets of the former PAYSOP, and the respective earnings thereon are both in the form of Company stock and have been combined for financial statement purposes under the heading "Non-Participant Directed".

        A description of each investment option is provided below:

               Southern California Water Company Stock Fund

               The objective of this fund is to invest in Southern California Water Company common stock. From time to time, the Plan may maintain a portion of the fund's assets in cash or forms of short-term investments, provided that such accounts remain primarily invested in Company common stock.

               Wells Fargo Stable Asset Fund

               The objective of this fund is to provide a stable level of income without significant principal volatility. The fund primarily invests in a variety of high quality fixed-income securities.

               Wells Fargo S&P 500 Stock Fund

               The objective of this fund is to provide returns comparable to the returns of the S&P 500 Stock Index by investing in the same stocks and in substantially the same percentages as the S&P 500 Stock Index.

               INVESCO Select Income Fund

               The objective of this fund is to provide a high level of current income by investing in government and corporate debt securities.

               Strong Opportunity Fund

               The objective of this fund is to provide long-term capital appreciation. The fund primarily invests in common stocks.

               Strong Total Return Fund

               The objective of this fund is to provide a mix of income and capital appreciation. The fund primarily invests in common stocks, corporate bonds and debentures, and money market instruments.

               Westcore Intermediate Term Bond Fund

               The objective of this fund is to provide current income with little volatility of principal by investing in high quality corporate and government bonds with maturities between three and six years.

        Participant Loans

        Effective June 5, 1996, a participant may borrow, subject to certain restrictions and tax law requirements, the lesser of $50,000 or 50 percent of his or her account balance, with a minimum loan amount of $1,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) Participant Loans. Principal and interest are repayable ratably through payroll deductions over 36 months for loans less than $5,000 and within 59 months for all other loans. The loans bear interest at the Prime Rate plus one percent. The interest rates for the 1997 Plan year range from 9.25 to 9.50 percent. A loan is considered to be in default if any scheduled payment is more than 30 days late. Defaulted loans are treated as a taxable distribution from the Plan. Prior to June 5, 1996, participants were not allowed to borrow from the plan.

3.      Summary of Significant Accounting Policies

        Basis of Accounting

        The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

        Reclassification

        Certain prior year fund amounts have been reclassified to conform with current year presentation.

        Income Recognition

        Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

        Investment Valuation

        Investments are stated at fair value. Investments in collective funds and Company stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximate fair value.

        Net Appreciation in Fair Value of Investments

        Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits, as net appreciation (depreciation) in fair value of investments.

        Distributions to Participants

        Distributions to participants are recorded when paid.

        Administrative Expenses

        Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, will be paid by the Plan and will be charged against participants' accounts. Certain administrative expenses directly relating to participant accounts are specifically allocated and deducted from the participants' accounts.

        Administrative expenses incurred related to the net assets of the former PAYSOP account, that are paid out of the Plan, are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to Company stock allocated to the PAYSOP account during the plan year, or (ii) $100,000.

4.      Related Party Transactions

        The Wells Fargo Stable Asset Fund and the Wells Fargo S&P 500 Stock Fund (collectively the "Wells Funds") are managed by Wells Fargo Bank, N.A. As such, transactions in the Wells Funds qualify as an exempt party-in-interest transactions.

5.      Tax Status

        The Internal Revenue Service issued a determination letter dated November 6, 1996 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The Plan Administrator and the Plan's tax counsel believe that the Plan was qualified and was tax-exempt for the years ended December 31, 1997 and 1996.

6.      Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

7.      Reconciliation  of Financial Statements to Form 5500

        The Plan financial statements are prepared on the accrual basis of accounting, however, the Form 5500 is prepared on the cash basis. The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                 December 31,
                                                       -------------------------------
                                                           1997               1996
                                                       ------------       ------------
        Net assets available for plan benefits
           per the financial statements                $ 14,821,611       $ 10,750,047
        Less: Contributions and income receivable          (173,142)          (142,891)
                                                       ------------       ------------
        Net assets available for plan benefits
           per the Form 5500                           $ 14,648,469       $ 10,607,156
                                                       ============       ============

        The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

                                                             Year ended
                                                          December 31,1997
                                                          ----------------
        Total additions per the
           financial statements                             $ 4,482,974
        Add:  Amounts accrued for contributions
           and income at December 31, 1996                      142,891
        Less:  Amounts accrued for contributions
           and income at December 31, 1997                     (173,142)
                                                            -----------
        Total income per the Form 5500                      $ 4,452,723
                                                            ===========

                                                                      SCHEDULE I


                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM


                          EIN: 95-1243678 Plan No. 005

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997



(a)              (b)                               (c)                    (d)           (e)
                                       Description of Investment
   Identity of Issuer, Borrower,    Including Maturity Date, Rate of                   Fair
     Lessor, or Similar Party       Interest, Par or Maturity Value       Cost         Value
   -----------------------------    --------------------------------  -----------   -----------
*  Southern California Water
     Company                        Common Stock - $2.50 Par Value    $ 6,860,843   $ 8,484,894
*  Wells Fargo Institutional
     Trust Group                    Wells Fargo Stable Asset Fund       1,085,351     1,085,351

*  Wells Fargo Institutional
     Trust Group                    Wells Fargo S&P 500 Stock Fund      1,188,769     1,107,389

*  Wells Fargo Institutional
     Trust Group                    INVESCO Select Income Fund            438,131       441,526

*  Wells Fargo Institutional
     Trust Group                    Strong Opportunity Fund             1,607,479     1,704,679

*  Wells Fargo Institutional
     Trust Group                    Strong Total Return Fund              580,860       539,024

*  Wells Fargo Institutional
     Trust Group                    Westcore Intermediate Term Bond
                                      Fund                                380,389       383,924

   Participant Loans                Loan with maturities varying from
                                      three to five years and interest
                                      rates ranging from 9.25 percent
                                      to 9.50 percent                           -       901,682
                                                                      -----------   -----------
                       Total                                          $12,141,822   $14,648,469
                                                                      ===========   ===========




* Party-in-interest

                                                                     SCHEDULE II



                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM


                           EIN 95-1243678 Plan No. 005

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                             AS OF DECEMBER 31, 1997



(a)          (b)            (c)      (d)           (e)     (f)                      (g)                         (h)        (i)
                                                                     Detailed description of loan including
                                                                     dates of making and maturity, interest
                                    Amount received                  rate, the  type & value of collateral,
                         Original during reporting year   Unpaid     any renegotiation of the loan and the     Amount overdue
    Identity and address  amount  --------------------- balance at   terms of the renegotiation and other    -------------------
        of obligor       of loan   Principal  Interest  end of year  material items                          Principal  Interest
--  --------------------  -------  ---------  --------  -----------  --------------------------------------  ---------  --------
    Karen Pascal           2,310      0             0       2,138        Participant Loan                      2,138      120
    45334 Esmeado Ct                                                     12/20/96; 12/16/99, 9.25 percent
    Temec, CA  92592                                                     Collateral - Vested Balance

                                                                    SCHEDULE III



                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM


                           EIN 95-1243678 Plan No. 005

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


           (a)                   (b)                 (c)          (d)       (e)       (f)        (g)         (h)           (i)
                                                                                    Expense             Current Value
                                                                                   Incurred              of Asset on
   Identity of Party                               Purchase     Selling    Lease     with       Cost of  Transaction    Net Gain
       Involved          Description of Assets       Price       Price     Rental Transaction    Asset       Date       or (Loss)
---------------------  -------------------------  ----------  ----------     ---  ----------- ----------  ----------    -------
 Southern  California  Southern California Water
 Water Company         Company Common Stock
                         116 purchases            $3,191,450  $       -      N/A     $    -   $3,191,450  $3,191,450          -
                         112 sales                         -   2,279,211     N/A          -    2,266,479   2,279,211     12,732

 Wells Fargo           Strong Opportunity Fund
 Institutional           85 purchases                676,884           -     N/A          -      676,884     676,884          -
 Trust Group             35 sales                          -     216,307     N/A          -      198,757     216,307     17,550

                                   SIGNATURES



        Pursuant to the requirements of Securities Exchange Act of 1934, the members of the Investment Incentive Program Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                            SOUTHERN CALIFORNIA WATER COMPANY
                            INVESTMENT INCENTIVE PROGRAM



                                By : /s/ McCLELLAN HARRIS III
                                    --------------------------------------------
                                         McClellan Harris III
                                         Member - Investment  Incentive Program
                                         Committee


                                By : /s/ JAMES B. GALLAGHER
                                    --------------------------------------------
                                         James B. Gallagher
                                         Member - Investment  Incentive Program
                                         Committee


                                By : /s/ RANDELL J. VOGEL
                                    --------------------------------------------
                                         Randell J. Vogel
                                         Member - Investment  Incentive Program
                                         Committee



Dated:  June 29, 1998












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